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                                                                   EXHIBIT 99.16

FOR IMMEDIATE RELEASE
Contact:  Jane Van Ryan, SAIC             Stephen Ghiglieri, Oacis
          703/734-4097                    415/482-4400

                     SAIC, OACIS MERGER AGREEMENT RECEIVES
                           ANTI-TRUST REVIEW APPROVAL

     (SAN DIEGO) March 18, 1999 -- Science Applications International Corp.
(SAIC) and Oacis Healthcare Holdings Corp. (NASDAQ: OCIS) today announced the two companies have received early termination of the Hart-Scott-Rodino anti-trust review waiting period applicable to the purchase of shares of common stock, par value $0.01 per share, of Oacis Healthcare Holdings Corp. (Oacis) by Oscar Acquisition Corp., a wholly owned subsidiary of SAIC, pursuant to the tender offer commenced on February 26, 1999.

     The waiting period was terminated March 17, 1999.

     The tender offer, which is subject to the terms and conditions set forth in the offer to purchase dated February 26, 1999, as amended, and the related letter of transmittal, is currently scheduled to expire at midnight, New York City time, on Thursday, March 25, 1999, unless the tender offer is extended.

     Last month, SAIC announced it had signed a merger agreement with Oacis, a leader in supplying open architecture clinical information system solutions to the health care industry.

     SAIC is a major provider of health care systems and services, supporting more than 750 customer locations worldwide with annual health care-related revenues approaching $400 million and 2,250 employees in the health systems business area. SAIC's health care offerings include clinical systems, consulting, systems integration, outsourcing and infrastructure services. It is expected that, after completing the merger, Oacis will operate as a wholly owned subsidiary of SAIC, reporting to SAIC's Health Solutions Group.

     Completion of the transaction is subject to certain conditions, including the tender of a majority of the shares of common stock of Oacis (on a fully diluted basis) into the tender offer. Following the successful completion of the tender offer, all of the remaining shares of common stock of Oacis will be acquired pursuant to a merger at the same price offered in the tender offer.

     Oacis, based in San Rafael, Calif., is the healthcare industry's leading provider of open architecture, clinical information system solutions. Oacis had revenue for its fiscal year ended December 31,1998, of $27.5 million and has approximately 185 employees supporting approximately 50 customers in North America and abroad. Although the corporation was officially formed as Oacis Holdings Corporation in May 1994, the company has been in operation since 1984 as one of the initial innovators of open architecture clinical information systems. Oacis systems are installed or contracted for installation in healthcare facilities in the United States, Canada, Europe, and Australia.

     SAIC is the nation's largest employee-owned research and engineering company, providing information technology and systems integration products and services to government and commercial customers. SAIC scientists and engineers work to solve complex technical problems in health care, telecommunications, national security, transportation, energy and the environment. With estimated annual revenues in excess of $4 billion, SAIC and its subsidiaries, including Bellcore, have more than 35,000 employees at offices in more than 150 cities worldwide. More information about SAIC can be found on the Internet at www.saic.com.

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